Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated December 8, 2009

Relating to Registration Statement on Form S-3 Registration No. 333-162427

4,141,254 shares

This free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus supplement dated December 7, 2009 and accompanying prospectus dated November 16, 2009 (collectively the “Prospectus”) included in Select Comfort Corporation’s Registration Statement on Form S-3 (Registration No. 333-162427) relating to these securities. The following information supplements and updates the information contained in the Prospectus.

Issuer:	Select Comfort Corporation
Symbol:	SCSS
Shares offered by the Issuer:	4,141,254 shares(1)
Price to the public:	$4.75 per share
Underwriting Discount:	$0.285 per share offered through the Underwriter
Net proceeds to the Issuer:	$16,467,000 (assuming no exercise of the preemptive rights described in footnote 1 below)
Dilution:

As of October 3, 2009, Select Comfort Corporation had a net tangible shareholders’ deficit, as adjusted for the closing on November 13, 2009 under the Securities Purchase Agreement with Sterling SC Investor, LLC, of $(33.4) million, or $(0.67) per share of common stock. After giving effect to the sale of shares of common stock offered by us in this offering through the Underwriter at a price of $4.75 per share, less the underwriting discounts and other expenses of this offering payable by us, our pro forma as adjusted net tangible shareholders’ deficit on October 3, 2009, as adjusted for the Sterling Transaction, would have been approximately $(17 million), or $(0.31) per share of common stock. If you purchase shares of common stock in this offering through the Underwriter, you will suffer immediate dilution of approximately $5.06 per share in the net tangible shareholders’ deficit.

Trade date:	December 8, 2009
Closing date:	December 11, 2009
CUSIP:	81616X103
Underwriter:	Piper Jaffray & Co.

(1) Select Comfort Corporation is offering 3,800,000 shares of its common stock through the Underwriter and 341,254 shares are being offered by Select Comfort directly to Sterling SC Investor, LLC (“Sterling”) pursuant to contractual preemptive rights held by Sterling under the Securities Purchase Agreement dated October 2, 2009 between Select Comfort and Sterling. If Sterling elects to purchase these shares, it will purchase directly from Select Comfort at the price to the public.

The issuer filed a registration statement (including the Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR or the SEC website at www.sec.gov. Alternatively, the Prospectus may be obtained from Piper Jaffray & Co. at 800 Nicollet Mall, Minneapolis, MN 55402, Attention: Equity Capital Markets, or by telephone at (800) 747-3924.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.